August 23, 2010
Ms. Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	RiverSource Bond Series, Inc. RiverSource Income Opportunities Fund Post-Effective Amendment No. 63 File No. 2-72174 / 811-3178
Dear Ms. Mengiste:
This letter responds to comments received by telephone on August 3, 2010 for the above-referenced Post-Effective Amendment (“Filing”) and, per your request, provides blacklined excerpts from the RiverSource Income Opportunities Fund prospectus to reflect changes made in response to your comments.
Summary of the Fund

Comment 1.	Revise or delete the third paragraph under Fees and Expenses of the Fund in the Summary of the Fund section of the prospectus.

Response:	In lieu of revising, in this instance the third paragraph under Fees and Expenses of the Fund in the Summary of the Fund section of the prospectus will be deleted (as presented below) and this information will appear in the Service Section of the prospectus.
FEES AND EXPENSES OF THE FUND
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on Class A, [Class E] and Class T shares of the Fund if you and members of your immediate family (that share the same mailing address) invest, or agree to invest in the future, at least $50,000 in any of the Columbia, Columbia Acorn or RiverSource funds (including the Seligman and Threadneedle branded funds). More information about these and other discounts is available from your financial intermediary and under “Reductions/Waivers of Sales Charges” on page [S.X] of this prospectus and under “Front-End Sales Charge Reductions” on page [X.X] in the Fund’s Statement of Additional Information (SAI).
The Columbia funds and Columbia Acorn funds and portfolios are collectively referred to as the Columbia funds. The RiverSource funds (including the Seligman and Threadneedle branded funds) are collectively referred to as the RiverSource funds. Together the Columbia funds and the RiverSource funds are referred to as the Funds or Fund Family.
~~The Columbia funds and, effective September 7, 2010, the RiverSource funds no longer accept investments from new or existing investors in Class B shares, except through reinvestment of dividend and/or capital gain distributions by existing Class B shareholders, or a permitted exchange as described in more detail under Buying, Selling and Exchanging Shares — Opening an Account and Placing Orders — Buying Shares — Class B Shares Closing. Class E and Class F shares are closed to new investors and new accounts. Shareholders who opened and funded a Class E shares or Class F shares account with a fund as of September 22, 2006 (including Class E and Class F accounts once funded that subsequently reached a zero balance) may continue to make additional purchases of the respective share class.~~
Shareholder Fees (fees paid directly from your investment)

						Class I, R, R3
	Class A, T	Class B	Class C	Class E	Class F	R4, R5, W, Y, Z
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	4.75%	None	None	4.50%	None	None
Maximum deferred sales charge (load) imposed on redemptions (as a percentage of offering price at the time of purchase, or current net asset value, whichever is less)	1%	5%	1%	1%	5%	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A		Class B		Class C		Class E		Class F		Class I		Class R
Management fees		%		%		%		%		%		%		%
Distribution and/or service (12b-1) fees		%		%		%		%		%		%		%
Other expenses		%		%		%		%		%		%		%
[Acquired fund fees and expenses]		%		%		%		%		%		%		%
Total annual fund operating expenses		%		%		%		%		%		%		%
Less: Fee waiver/expense reimbursement[(a)]	(	%)	(	%)	(	%)	(	%)	(	%)	(	%)	(	%)
Total annual fund operating expenses after fee waiver/expense reimbursement[(a)]		%		%		%		%		%		%		%

Service Section

Comment 2.	In the Comparison of the Share Classes table, it is not clear whether the funds branded Seligman and Threadneedle belong to the group identified as RiverSource funds.

Response:	The second sentence in the second paragraph under the Fund Family in the Choosing a Share Class section of the Service Section (presented below) identifies funds defined as RiverSource funds:
Choosing a Share Class
The Fund Family
Effective September 7, 2010, the Columbia funds, Columbia Acorn funds and RiverSource funds (including the Seligman and Threadneedle branded funds) (the Fund Family) share the same policies and procedures for investor services, as described below. For example, for purposes of calculating the initial sales charge on the purchase of Class A shares of a fund, an investor or financial advisor should consider the combined market value of all Columbia, Columbia Acorn, RiverSource, Seligman and Threadneedle funds owned by the investor. See Reductions/Waivers of Sales Charges – Front-End Sales Charge Reductions for details on this particular policy.
For purposes of this service section, the Columbia funds and Columbia Acorn funds and portfolios are collectively referred to as the Columbia funds. The RiverSource funds (including the Seligman and Threadneedle branded funds) are collectively referred to as the RiverSource funds. Together the Columbia funds and the RiverSource funds are referred to as the Funds or Fund Family.

Comment 3.	It is not clear who is eligible to purchase Class C shares in the Class C Shares – Sales Charges section.

Response:	The discussion about Class C shares eligibility is presented in the table in the Comparison of the Share Classes section and later in the Buying Shares – Eligible Investors section where it is stated that Class C shares are available to the general public for investment.

Maximum
					Contingent	Distribution
					Deferred	And
	Eligible Investors and	Invest-		Front-End	Sales	Service	Non 12b-1
	Minimum Initial	ment	Conversion	Sales	Charges	(12b-1)	Service
	Investments(a)	Limits	Features	Charges(b)	(CDSCs)(b)	Fees(c)	Fees**
Class A*	Class A shares are available to the general public for investment; minimum initial investments generally range from $0 to $2,000****	none	None	5.75% maximum, declining to 0.00% on investments of $1 million or more none, money market Funds and certain other Funds(j)	A CDSC applies only to certain investments of between $1 million and $50 million redeemed within 18 months of purchase, charged as follows: 1.00% CDSC if redeemed within 12 months of purchase, and 0.50% CDSC if redeemed more than 12, but less than 18, months after purchase(d)	Columbia funds: up to 0.10% distribution fee and 0.25% service fee RiverSource funds: 0.25% distribution and service fees	none

Class B*	The Columbia funds and, effective September 7, 2010, the RiverSource funds no longer accept investments from new or existing investors in Class B shares, except through reinvestment of dividend and/or capital gain distributions by existing Class B shareholders, or a permitted exchange as described in more detail under Buying, Selling and Exchanging Shares – Opening an Account and Placing Orders – Buying Shares – Class B Shares Closing.***	up to $49,999	convert to Class A shares generally eight years after purchase(e)	none	5.00% maximum, gradually declining to 0.00% after six years(e)	0.75% distribution fee 0.25% service fee	none

Class C*	Class C shares is available to the general public for investment; minimum initial investments range from $0 to $2,000****	up to $999,999; no limit for employee benefit plans†	None	none	1.00% on investments redeemed within one year of purchase	0.75% distribution fee 0.25% service fee	none

Buying Shares
Eligible Investors
Class A and Class C Shares
Class A and Class C shares are available to the general public for investment. Once you have opened an account, you can buy Class A and Class C shares in a lump sum, through our Systematic Investment Plan, by dividend diversification, by wire or by electronic funds transfer. For money market funds, new investments must be made in Class A shares of the fund. The money market funds offer other classes of shares only to facilitate exchanges between other funds offering these classes of shares.

Comment 4.	In the Reductions/Waivers of Sales Charges – Front-End Sales Charges Reductions section explain how the right of accumulation (ROA) and statement of intent to purchase additional shares (LOI) that currently exists for the funds branded RiverSource, Seligman and Threadneedle (“RiverSource Funds”) will be treated in the new Fund Family, which will include RiverSource and Columbia Funds.

Response:	Currently existing ROA and LOI for RiverSource Funds will be honored in the new Fund Family, which allows shareholders with current ROAs and/or LOIs to benefit, beginning September 7, 2010 from their holdings across Columbia, Columbia Acorn, RiverSource, Seligman and Threadneedle funds.

Comment 5.	The Non-12b-1 Service Fees – Class T Shareholder Service Fee section refers to the shareholder service fees, which may be charged for shareholder liaison services and administrative support services. Explain what is meant by “shareholder liaison services.”

Response:	“Shareholder liaison services” and the fees associated therewith are akin to the services and related fees contemplated by NASD Rule 2830.

Comment 6.	In the Small Account Policy – Class A, B, C, T and Z Share Accounts Minimum Balance Fee section, clearly state the reasons for the shareholder’s account to fall below the minimum investment requirement that will make it a subject to a $20 annual fee.

Response:	The first sentence of the above-referenced section will be revised to read as follows:

If the value of your Fund account (treating each account of the Fund you own separately from any other account of the Fund you may own) falls below the minimum initial investment requirement applicable to you for any reason, including as a result of market decline, your account generally will be subject to a $20 annual fee.
In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:
The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.
Sincerely,

/s/ Joseph L. D’Alessandro Joseph L. D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.